Exhibit 99.4

SMART | Inspired Collaboration™

2015 ANNUAL REPORT

SMART® | Inspired Collaboration™
2015 ANNUAL REPORT
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Certain statements made in this document are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this document contains forward-looking statements pertaining to SMART’s plans and expectations for fiscal 2016, our ability to reinvent the SMART brand by developing and bringing exciting and innovative new software and hardware solutions to market for both education and business customers, our ability to execute on our four key initiatives (including our ability to lead the interactive flat panel (IFP) market, monetize our software, enable the collaborative enterprise with SMART Enterprise Solutions, and revolutionize the dry erase board and flip chart with SMART kapp), our expectations regarding the transition away from IWBs to IFPs for front-of-classroom school displays, our expectation that our IFP business will exceed our interactive whiteboard (IWB) business driven by the continued expansion of our IFP product line in fiscal 2016, our expectations regarding the growing focus of education budgets on the use of personal devices and our ability to capitalize on this focus with SMART amp software, our expectation that we will continue to grow our education software business by bundling SMART amp and SMART Notebook together under one pricing model, adding new features and functionality to our software and deploying more SMART amp implementation specialists in fiscal 2016, our ability to monetize our signature SMART Notebook software, our expectation that Enterprise products will continue to be a healthy contributor to our results in fiscal 2016, the expectation that we will invest more than $30 million in kapp and supplement our original 42-inch model with the new 84-inch kapp in fiscal 2016, our ability to find additional ways to streamline our organization while developing new solutions, creating new routes to market, and attracting and developing our talent pool, and our expectation that we will advance our turnaround initiative and continue to evolve as a company, moving closer to our objectives of stabilization and growth.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Form 20-F and in our Management’s Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2015, both of which can be located on the SEDAR website at www.sedar.com or on the EDGAR section of the SEC’s website at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this document are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

To our Shareholders,

It has been over two years since I joined SMART to work through the challenge of turning around a company whose revenues were principally derived from interactive whiteboards (IWBs) for education that were and still are in significant decline. The job has been to completely reinvent the SMART brand by developing and bringing exciting and innovative new software and hardware solutions to market for both education and business customers. Our strategy is based on four key initiatives: leading the interactive flat panel (IFP) market; monetizing our software; enabling the collaborative enterprise with SMART Enterprise Solutions; and revolutionizing the dry erase board and flip chart with SMART kapp™. The success of our strategy is evidenced by almost one-third of our core revenue that is now sourced from new products introduced over the past two years.

The transition away from IWBs to IFPs for front-of-classroom school displays is spreading to most of our key markets, driven by the superior user experience and declining total cost of ownership of IFPs. We have accelerated this trend with a full line of next-generation industrial-grade IFPs designed specifically for the unique needs of educators and their students. SMART is already the largest supplier of IFP’s in the world, excluding China and Turkey, with a 20% market share, compared to 14% in 2013[1]. Looking ahead to fiscal 2016, we expect our IFP business to exceed our IWB business, driven by the continued expansion of our IFP product line.

With regard to Education software, we have adapted to the growing focus of education budgets on the use of personal devices with SMART amp™, our award-winning[2] cloud-based software-as-a-service that allows teachers and students to share content and collaborate anytime, anywhere, on any device, seamlessly. We are also monetizing our signature SMART Notebook® software, the market-leading education front-of-room display software with more than 6.5 million downloads. As well, our SMART Notebook Advantage™ licensing program ensures educators’ and students’ Notebook software is kept current through the latest upgrades, updates and technical support. In fiscal 2016, we will continue to grow our education software business by bundling amp and Notebook together under one pricing model; adding new features and functionality to our software; and deploying more SMART amp implementation specialists.

Our Enterprise business continued to evolve in fiscal 2015 as we improved our SMART Room System™ (SRS) for Skype for Business® (formerly Microsoft® Lync®) with advanced firmware, hardware and service options, coupled with improved software from Microsoft. As well, our Visual Collaboration Solutions (VCS), pairing our Enterprise IFPs with proprietary Meeting Pro™ software, continued to outpace our SRS revenues. We expect our Enterprise products to continue to be a healthy contributor to our results in fiscal 2016.

The most exciting event of the fiscal year was our invention of SMART kapp, a modern, attractively designed and competitively priced solution that makes the conventional dry-erase board and flip-chart obsolete. SMART kapp allows ideas to be captured and shared with anyone, anywhere, anytime, on any browser-enabled device. This award-winning[3] product has an immense addressable market that is ripe for disruption, and we are enhancing our roster of channel partners to increase our reach into many key markets. In fiscal 2016, we are investing more than $30 million in kapp and supplementing our original 42-inch model with the new 84-inch kapp.

SMART’s newest solution is kapp iQ, yet another game-changing product that is designed to disrupt and replace the front of room display in meeting rooms, breakout spaces, offices and classrooms. It combines the simplicity of SMART kapp’s ‘walk up and use’ whiteboarding with an incredible, multi-way, multi-device collaborative experience on an ultra-modern, sleek 4K display. Anything written on the kapp iQ board is shared in real-time with any device, anywhere and, as if by magic, participants can contribute back, with their notes and input immediately displaying in the kapp iQ browser session and on the board.

In fiscal 2015 we prudently managed our working capital and maintained a strong liquidity position. For fiscal 2016 we are working to find additional ways to streamline our organization while developing new solutions, creating new routes to market, and attracting and developing our talent pool.

Despite the fact that our financial results were disappointing in fiscal 2015, we have taken measures that are allowing us to advance our turnaround initiative and continue to evolve as a company, moving closer to our objectives of stabilization and growth.

Thank you again for your continuing support,

Neil Gaydon

President and Chief Executive Officer

Notes:	(1)	FutureSource, Quarter 1 2015 World Interactive Displays, May 18, 2015 (2013 and 2014 annual statistics)

	(2)	SMART amp won the 2015 Bett Award for Web-based ICT Tools for Learning and Teaching, won Top K-12 Technology Product at the Readers’ Choice 2014-2015 Awards, and has been nominated for the 2015 Learning Impact Leadership Institute’s Learning Impact Awards and the 2015 SIIA CODie Awards.

	(3)	SMART kapp’s industry awards include Best Overall New Product and Best Presentation Product at Infocomm 2014 (Rave Publications), 2014 Product Innovation Award (Frost & Sullivan), 2014 AV Product of the Year (Systems Contractor News), Best of Show at ISE 2015 (Tech and Learning UK), and 2015 Bluetooth Breakthrough Awards Program Product Category Winner (Mobile World Congress).

Corporate Information

Executive Officers	Annual Meeting of Shareholders

Neil Gaydon	Thursday, August 6, 2015, 11:00 a.m. MT

President and Chief Executive Officer [1,2]	SMART Technologies Corporate Office

Warren Barkley	3636 Research Road NW

Chief Technology Officer [1,2]	Calgary, Alberta T2L 1Y1 Canada

Jeff Losch	Shareholder Inquiries
Vice President, Legal and General Counsel [1,2]

Kelly Schmitt	Investor Relations

Vice President, Finance and Chief Financial Officer [1,2]	1.877.320.2241

Scott Brown	ir@smarttech.com

President, kapp [2]	investor.smarttech.com

Greg Estell	Stock Exchange Listings
President, Solutions [2]

Jeff Lowe	NASDAQ Global Select Market Symbol: SMT

Vice President, Marketing [2]	Toronto Stock Exchange Symbol: SMA

Debra Milimaka Miles	Independent Auditor
Vice President, People Services [2]

Nicholas Svensson	KPMG LLP

Vice President, Operations [2]	Suite 2700, Bow Valley Square II

Board of Directors	205, 5th Avenue SW
Calgary, Alberta T2P 4B9 Canada

Michael Mueller	1.403.691.8000

Chairman [3,4,5]	Transfer Agent
Neil Gaydon

President and Chief Executive Officer [1,2]	Computershare Trust Company N.A.

Robert Hagerty	350 Indiana Street, Suite 750,

Corporate Director [3,4,5]	Golden, Colorado 80401 USA

Gary Hughes	1.800.736.3001

Operating Executive, Apax Partners	1.781.575.3100

Ian McKinnon	Computershare Trust Company of Canada

Corporate Director [3,4,5]	100 University Avenue, 9th Floor

Corporate Website	Toronto, Ontario M5J 2Y1 Canada
1.416.263.9200

smarttech.com

Corporate Office SMART Technologies Inc. 3636 Research Road NW Calgary, Alberta T2L 1Y1 Canada 1.403.245.0333
1	Position held within SMART Technologies Inc.
2	Position held within SMART Technologies ULC, the company’s major operating subsidiary
3	Member of Audit Committee
4	Member of Compensation Committee
5	Member of Corporate Governance and Nominating Committee

©2015 SMART Technologies. All rights reserved. SMART amp, Inspired Collaboration, kapp, kapp iQ, SMART Meeting Pro, SMART Notebook, SMART Notebook Advantage, SMART Room System, smarttech, the SMART logo and all SMART taglines are trademarks or registered trademarks of SMART Technologies Inc. in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.

Inspired Collaboration™ | SMART®